Exhibit 6.8

August 22, 2012

Mr. Steve Kelly

355 Summer Street

Manchester, MA 01944

Dear Steve:

This letter supplements the letter agreement, dated January 31, 2012 (the “Existing Letter"), by and between you and Myomo, Inc. (the "Company"). This Supplemental Letter sets forth your compensation package for the calendar year 2012, and you and Company agree as follows:

Salary and Benefits. From January 1, 2012 until September 30, 2012, the Company will pay you an annual salary of $24,000, less applicable deductions and withholdings, to be paid on a monthly basis. From October 1, 2012 to December 31, 2012, you will be paid a salary at the rate of $120,000 per year. As of January 1, 2013, your salary will be $240,000 per year.

During your employment, you will be entitled to the benefits generally made available to regular, full-time salaried employees of the Company including health insurance and paid time off. You are eligible for paid vacation days consistent with company policy. In addition, Myomo observes 1O official Company holidays for which you will be paid.

Year-End Bonus. You will also earn a bonus to be paid by January 31, 2013 based upon the Company's revenues generated in calendar year 2012. This bonus amount will be equal to 6% of the company's Revenue for the calendar year.

General Release and Acknowledgement of Wage Payments. In consideration of and in exchange for the terms set forth herein and for other good and valuable consideration the sufficiency of which you hereby acknowledge, you hereby release and forever discharge the Company and its subsidiaries (including without limitation, successors and assigns, and the current and former employees, officers, directors, shareholders, and agents of each of the foregoing (collectively, the "Released Parties") from any and all claims, demands , debts, damages, and liabilities of every name and nature, whether known or unknown (collectively, "Claims") that you may have by reason of facts or circumstances that occurred or existed at any time prior to the date of your execution of this Supplemental Letter, including Claims for vacation pay, salary, commissions, back or front pay or other forms of compensation for the calendar years 2011- 2012, including, without limitation any Claims under Massachusetts Wage Payment Act all of which have been fully settled and finally resolved in connection with this Supplemental Letter and general release; and you expressly waive any and all remedies that may be available under any statute or the common law, including, without limitation, back pay, front pay, other damages, attorney's fee, and court costs.

Representation Regarding Other Obligations. You hereby reaffirm your obligations under the Noncompetition, Nondisclosure, and Inventions Agreement you entered into with the Company (the "Obligations Agreement").

Very truly yours,

Chief Executive Officer

ACKNOWLEDGED AND AGREED:

Date